UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

APEXIGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03759B 102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03759B 102

1	NAME OF REPORTING PERSON: Xiaodong Yang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,867,314(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,867,314(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,867,314(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Consists of (i) 511,147 shares of common stock held of record by Xiaodong Yang (the “Reporting Person”); (ii) 1,346,167 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2022 and (iii) 10,000 shares of common stock that are issuable upon exercise of outstanding warrants.

(2)

Based on 22,565,347 shares of the Issuer’s common stock outstanding as of November 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

Item 1

(a) Name of Issuer:

Apexigen, Inc.

(b) Address of Issuer’s Principal Executive Offices:

75 Shoreway Road, Suite C

San Carlos, California 94070

Item 2

(a) Names of Persons Filing:

Xiaodong Yang (the “Reporting Person”)

(b) Address or principal business office or, if none, residence:

The principal business office address of the Reporting Person is:

c/o Apexigen, Inc.

75 Shoreway Road, Suite C

San Carlos, California 94070

(c) Citizenship:

Reference is made to the response to item 4 on page 2 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.0001 per share.

(e) CUSIP No.:

03759B 102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of page 2, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

/s/ Xiaodong Yang
Xiaodong Yang